October 2, 2006

By Telefacsimile and mail (202) 772-9210

Melissa Walsh

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	BEA Systems, Inc. (File No. 000-22369)
Form 8-Ks: Filed May 17, 2006 and August 16, 2006

Dear Ms. Walsh:

Reference is made to your comment letter (the “Letter”) to BEA Systems, Inc. (the “Company”) dated September 19, 2006 relating to the Staff’s comments on the above referenced filings. As discussed during a telephone conversation with you on September 28, 2006, due to our SEC person being on vacation as well as October being the third month of the fiscal quarter and management’s focus on business license transactions, we confirm that the deadline for the company’s response to the Letter has been extended to no later than October 20, 2006.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Robert F. Donohue

Robert F. Donohue

Senior Vice President, General Counsel and Secretary